Exhibit 99.1

UTime Limited Announces Pricing of Initial Public Offering

April 6, 2021

NEW YORK-- (PR Newswire) -- UTime Limited (“UTime” or the “Company”) (Nasdaq: UTME), a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally, today announced the pricing of its initial public offering of 3,750,000 shares of its ordinary shares at a price of US$4.00 per share to the public for a total of US$15 million of gross proceeds to UTime.

The ordinary shares are expected to begin trading on the Nasdaq Capital Market on April 6, 2021 under the symbol “UTME.” The offering is expected to close on April 8, 2021, subject to customary closing conditions.

Boustead Securities, LLC (“Boustead”), acted as the lead underwriter for the offering, with Brilliant Norton Securities Company Limited and Fosun Hani Securities Limited serving as co-underwriters.

The offering has been made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

A registration statement relating to these securities was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective on April 5, 2021.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About UTime Limited

UTime Limited operates as a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets. UTime Limited is mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. UTime Limited values systematic management and organizes production with strict high-quality standards and production technologies. UTime Limited continuously endeavors to improve its overall manufacturing service level, to strengthen its cost control processes, and enhance its ability to respond rapidly to market dynamics for sustainable development in its Electronics Manufacturing Services segment.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Wonderful Sky Financial Group
Melody Pan
Tel: 852-3970-2265
E-mail: melodypanj@wsfg.hk

In the United States:

Wonderful Sky Financial Group

Sana Bao
Tel: +1-917-975-5673
E-mail: sanabaoh@wsfg.hk

For Company Inquiries, please contact:

Mengzhu Zhao
Tel: +86-755-86512181
E-mail: ir@utimemoblie.com

For Underwriter Inquiries Please Contact:

Boustead Securities, LLC

Daniel J. McClory, Head of China

Tel: +1 949 502 4408

Email: dan@boustead1828.com